Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025

(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2026 and 2025

(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements
Notice of no auditor review of the condensed interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Micromem Technologies Inc. (the "Company") have been prepared by and are the responsibility of the Company's management and approved by the Board of Directors.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada, for a review of condensed interim consolidated financial statements by an entity's auditor.

June 29, 2026

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

As at April 30, 2026 and October 31, 2025

(Expressed in United States dollars)

		As at	As at
	Notes	April 30, 2026	October 31, 2025
Assets
Current
Cash	22(c)	$28,464	$250,148
Prepaid expenses and other receivables		30,863	22,868
Total current assets		59,327	273,016
Property and equipment	6	25,804	35,445
Total assets		$85,131	$308,461

Liabilities
Current
Trade payables and other liabilities	19(b), 22(d)	$265,320	$264,806
Deposit liability	20(d)	63,000	63,000
Current lease liability	9	18,153	16,870
Current term loan	8	49,059	-
Debenture payable	7	38,190	37,119
Convertible debentures	10,22	4,630,519	4,294,559
Derivative liabilities	10,22	489,098	421,409
Warrant liabilities	11	290,046	753,660
Total current liabilities		5,843,385	5,851,423
Non-current lease liability	9	4,798	13,683
Non-current term loan	8	-	46,621
Total liabilities		5,848,183	5,911,727

Shareholders' Deficiency
Share capital	12	93,850,503	93,467,444
Contributed surplus		27,056,130	26,086,012
Equity component of convertible debentures	10	757,729	1,898,142
Accumulated deficit		(127,427,414)	(127,054,864)
Total shareholders' deficiency		(5,763,052)	(5,603,266)
Total liabilities and shareholders' deficiency		$85,131	$308,461

Going concern	2
Commitments and contingencies	20
Subsequent events	23

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the three and six months ended April 30, 2026 and 2025

(Expressed in United States dollars)

		Three months ended April 30,		Six months ended April 30,
	Notes	2026	2025	2026	2025
Operating expenses
General and administrative	17(a)	$26,703	$62,773	$54,203	$92,313
Professional, other fees and salaries	17(b)	74,048	216,681	155,743	288,027
Stock-based compensation	14	-	-	177,914	-
Travel and entertainment		5,302	14,576	13,690	19,366
Depreciation of property and equipment	6	4,725	3,840	9,421	7,698
Foreign exchange loss (gain)		(10,968)	297,702	59,248	169,672
Total operating expenses		99,810	595,572	470,219	577,076

Other expenses
Accretion expense	8,10	90,507	1,434	178,484	75,314
Interest expense on convertible debt	10	214,625	3,571	398,700	153,281
Other finance expenses	7,9,10,11	40,279	47,221	47,232	51,678
Loss (gain) on revaluation of warrant liabilities	11	(292,905)	(3,448)	(535,836)	(181,116)
Loss (gain) on revaluation of derivative liabilities	10	78,734	(5,738)	(63,697)	(301,356)
Loss (gain) on conversion of convertible debentures	10	14,546	-	14,546	-
Loss (gain) on repayment of convertible debentures	10	(7,379)	(103)	(2,349)	(5,401)
Loss (gain) on extinguishment of convertible debentures	10	119,537	21,961	213,460	(146,458)
Total other expenses		257,944	64,898	250,540	(354,058)
Loss before income tax provision		(357,754)	(660,470)	(720,759)	(223,018)
Income tax provision	16	-	-	-	-
Net loss and comprehensive loss		$(357,754)	$(660,470)	$(720,759)	$(223,018)

Weighted average number of outstanding shares, basicand diluted	15	623,446,337	586,043,957	618,812,548	578,098,151

Loss per share, basic and diluted	15	$-	$-	$-	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Deficiency
For the six months ended April 30, 2026 and 2025

					Equity component
		Number of	Share	Contributed	of convertible	Accumulated
	Notes	shares	capital	surplus	debentures	deficit	Total

Balance at November 1, 2025		616,090,414	$93,467,444	$26,086,012	$1,898,142	$(127,054,864)	$(5,603,266)
Private placements of shares for cash	12	6,555,555	164,106	-	-	-	164,106
Share issuance costs	12	-	(5,703)	-	-	-	(5,703)
Convertible debentures converted into common shares	10,12	10,392,048	224,656	-	-	-	224,656
Expiry of warrants	13	-	-	(3,209)	-	3,209	-
Expiry of stock options	14	-	-	(345,000)	-	345,000	-
Expiry of convertible debenture conversion option	10	-	-	1,898,142	(1,898,142)	-	-
Renewal of convertible debentures	10	-	-	(757,729)	757,729	-	-
Stock-based compensation	14	-	-	177,914	-	-	177,914
Net loss and comprehensive loss for the period		-	-	-	-	(720,759)	(720,759)
Balance at April 30, 2026		633,038,017	$93,850,503	$27,056,130	$757,729	$(127,427,414)	$(5,763,052)

Balance at November 1, 2024		572,985,698	$91,678,279	$27,288,183	$696,671	$(126,386,115)	$(6,722,982)
Private placements of shares for cash	12	5,100,000	100,535	-	-	-	100,535
Share issuance costs	12	-	(2,680)	-	-	-	(2,680)
Exercise of warrants	11	11,483,539	919,080	-	-	-	919,080
Convertible debentures converted into common shares	10,12	7,674,528	236,670	-	-	-	236,670
Expiry of convertible debenture conversion option	10	-	-	696,671	(696,671)	-	-
Renewal of convertible debentures	10	-	-	(1,636,387)	1,636,387	-	-
Net loss and comprehensive loss for the period		-	-	-	-	(223,018)	(223,018)
Balance at April 30, 2025		597,243,765	$92,931,884	$26,348,467	$1,636,387	$(126,609,133)	$(5,692,395)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the six months ended April 30, 2026 and 2025

(Expressed in United States dollars)

		Six months ended April 30,
	Notes	2026	2025
Operating activities
Net loss		$(720,759)	$(223,018)
Items not affecting cash:
Depreciation of property and equipment	6	9,421	7,698
Accretion expense	8,10	178,484	75,314
Accrued interest	10	368,089	274,285
Stock-based compensation	14	177,914	-
Loss (gain) on revaluation of warrant liabilities	11	(535,836)	(181,116)
Loss (gain) on conversion of convertible debentures	10,18	14,546	-
Loss (gain) on repayment of convertible debentures	10,18	(2,349)	(5,401)
Loss (gain) on revaluation of derivative liabilities	10,18	(63,697)	(301,356)
Loss (gain) on extinguishment of convertible debentures	10,18	159,039	(171,431)
Foreign exchange loss (gain)		15,822	29,483
		(399,326)	(495,542)
Net changes in non-cash working capital:
Prepaid expenses and other receivables		(7,995)	(23,654)
Trade payables and other liabilities		514	85,027
Cash flows used in operating activities		(406,807)	(434,169)

Financing activities
Principal payments on lease liability	9	(8,382)	(9,050)
Private placements of shares and warrants	12	236,328	177,248
Share issuance costs	12	(5,703)	(2,680)
Proceeds from the exercise of warrants	11,12	-	397,059
Proceeds from issuance of convertible debentures	10,18	272,500	169,000
Repayments of convertible debentures	10,18	(309,620)	(109,678)
Cash flows provided by financing activities		185,123	621,899

Net change in cash		(221,684)	187,730
Cash - beginning of period		250,148	125,705
Cash - end of period		$28,464	$313,435

Supplemental cash flow information
Repayment premiums paid on convertible debt (classified in operating activites)	10	$54,421	$24,973
Interest paid on convertible debt (classified in operating activities)	10	$30,611	$36,461
Interest paid on non-convertible debt (classified in operating activities)	7	$4,482	$4,350
Interest paid on lease liability (classified in operating activities)	9	$1,242	$290
Repayment premiums converted on convertible debt (classified in operating activities)	10	$29,980	$-
Interest converted on convertible debt (classified in operating activities)	10	$4,146	$104,541
Shares yet to be issued (classified in operating activities)		$-	$173,087
Carrying amount of convertible debentures converted into common shares	10,18	$224,656	$236,670

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

1. Reporting entity and nature of business

Micromem Technologies Inc. ("Micromem" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. Micromem is a publicly traded company with its head office located at 121 Richmond Street West, Suite 602, Toronto, Ontario, Canada. The Company's common shares are currently listed on the Canadian Securities Exchange under the trading symbol "MRM" and on the Over the Counter Venture Market under the trading symbol "MMTIF".

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as ''Development Partners'') operating internationally in various industry segments. The Company has not generated commercial revenues through April 30, 2026 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These unaudited condensed interim consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast substantial doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the three and six months ended April 30, 2026, the Company reported a net loss and comprehensive loss of $357,754 and $720,759 (2025 - $660,470 and $223,018) and negative cash flow from operations for the six months ended April 30, 2026 of $406,807 (2025 - $434,169). The Company's working capital deficiency as at April 30, 2026 was $5,784,058 (October 31, 2025 - $5,578,407).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through the next twelve months; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology, or will be able to secure the necessary additional financing. These unaudited condensed interim consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern. If the going concern assumption was not appropriate for these unaudited condensed interim consolidated financial statements then adjustments could be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments could be material.

3. Basis of presentation

These unaudited condensed interim consolidated financial statements for the three and six months ended April 30, 2026 and 2025 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting. The accounting policies and methods of computation adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company's audited annual consolidated financial statements for the year ended October 31, 2025. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

These unaudited condensed interim consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on June 29, 2026.

(a) Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of Micromem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

The Company's wholly-owned subsidiaries include:

(i)	Inactive subsidiaries	Domiciled in
	Micromem Applied Sensors Technology Inc. ("MAST")	United States
	707019 Canada Inc.	Canada
	Memtech International Inc.	Bahamas
	Memtech International (USA) Inc., Pageant Technologies (USA) Inc.	United States
	Pageant Technologies Inc., Micromem Holdings (Barbados) Inc.	Barbados

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

3. Basis of presentation (continued)

(b) Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss which are measured at their fair value.

(c) Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in United States dollars ("USD"), which is the functional currency of the Company and all of its subsidiaries.

(d) Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements in conformity with International Financial Reporting Standards ("IFRS") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the reporting period they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i) Fair value of options, warrants, and conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options, warrants, and conversion features based on the application of option pricing valuation models, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, risk- free interest rate, and exercise price.

(ii) Useful lives and recoverability of long-lived assets

Long-lived assets consist of property and equipment and patents. Depreciation is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

(iii) Income taxes

Income taxes and tax exposures recognized in the unaudited condensed interim consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

When the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future, based on budgeted forecasts. These forecasts are adjusted for certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(iv) Going concern assumption

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

4. New and revised standards and interpretations

Certain pronouncements were issued by the International Accounting Standards Board ("IASB") or the International Financial Reporting Interpretations Committee ("IFRIC") that are mandatory for accounting periods commencing on or after November 1, 2025. The Company has adopted these pronouncements as of their effective date, and many are not applicable or do not have a significant impact on the Company and have been excluded. The following amendments were issued but not yet effective. The Company will adopt these amendments as of their effective dates. The Company is currently assessing the impacts of adoption.

(a) IFRS 18 Presentation and Disclosure in Financial Statements, Issued but not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. The new standards replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new categories and required subtotals in the statement of profit and loss and also requires disclosure of management-defined performance measures. It also includes new requirements for the location, aggregation and disaggregation of financial information. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements. Retrospective application is required and early adoption is permitted.

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

4. New and revised standards and interpretations (continued)

(b) Amendment to IFRS 9, Financial Instruments and IFRS 7,Financial Instruments - Disclosures, Issued but not yet effective

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments - Disclosures. The amendments clarify the derecognition of financial liabilities and introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system. The amendments also clarify how to asses the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features and the treatment of non-recourse assets and contractually linked instruments (CLIs). Further, the amendments mandate additional disclosures in IFRS 7 for financial instruments with contingent features and equity instruments classified at FVOCI. The amendments are effective for annual periods starting on or after January 1, 2026. Retrospective application is required and early adoption is permitted

(c) Amendment to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures, Issued but not yet effective

The amendment addresses a conflict between the requirements of IAS 28 and IFRS 10 and clarifies that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted. The Company will adopt the amendment as of the effective date, and does not anticipate any material impact on adoption.

5. Patents

	As at			As at
	November 1,		Foreign	April 30,
	2025	Additions	Exchange	2026
Cost	$681,288	$-	$-	$681,288
Accumulated amortization	$(681,288)	-	-	$(681,288)
Net book value	$-			$-

The Company holds several patents in the United States for its Multimodal Fluid Condition Sensor Platform. The patents are fully amortized as at April 30, 2026.

6. Property and equipment

	As at			As at
	November 1,		Foreign	April 30,
	2025	Additions	Exchange	2026
Cost
Computers	$12,239	$-	$-	$12,239
Right-of-use assets	34,972	-	-	$34,972
	47,211	-	-	47,211
Accumulated depreciation
Computers	$7,622	$644	$22	$8,288
Right-of-use assets	4,144	8,777	198	13,119
	11,766	9,421	220	21,407
Net book value	$35,445			$25,804

7. Debenture payable

The Company issued a debenture on March 17, 2020, with a principal amount of $51,500 CAD ($37,126 USD) and an original maturity date of June 17, 2020. The debenture's maturity date was extended by six month intervals. The most recent extension on June 17, 2026 extended the debenture to December 17, 2026. The extension of the debenture's maturity date resulted in a substantial modification of the existing terms of the debenture and accordingly was accounted for as an extinguishment. The debenture bears interest at a rate of 24% and is unsecured. As at April 30, 2026, the debenture had an outstanding balance of $38,190 ($51,500 CAD) (October 31, 2025 - $37,119 ($51,500 CAD)). During the three and six months ended April 30, 2026, total interest expense of $2,254 and $4,482 (2025 - $2,175 and $4,350) was recognized in the unaudited condensed interim consolidated statement of operations and comprehensive loss.

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

8. Term loan

The Company was granted a $60,000 CAD ($44,058 USD) unsecured, interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs (the "CEBA Loan"). If the Company were to have repaid $40,000 CAD ($29,360 USD) of the aggregate amount advanced on or before January 18, 2024, the repayment of the remaining $20,000 CAD would have been forgiven. The balance was not paid by January 18, 2024, and as a result, on January 19, 2024 the CEBA loan was converted to a 3-year term loan, bearing interest at 5% per annum, paid monthly. The total principal balance plus any accrued and unpaid interest is payable in full on December 31, 2026. The amount of interest expense incurred during the three and six months ended April 30, 2026 is $534 and $1,079 (2025 - $750 and $375).

The continuity of the term loan is summarized as follows:

Balance, October 31, 2025	$46,621
Accrued interest	1,079
Foreign exchange	1,359
Balance, April 30, 2026	$49,059

9. Leases

(a) As a lessee

The lease obligation relates to the use of office space in Toronto, Ontario. The original lease agreement had a term of August 1, 2022 to July 31, 2025. On June 16, 2025, the Company entered into a lease extension agreement, whereby the lease term was extended for additional 2 years, expiring July 31, 2027. The lease liability was remeasured at the date of the modification, using an incremental borrowing rate of 9%.

The lease liability is summarized as follows:

Balance, October 31, 2025	$30,553
Interest expense	1,242
Lease payments	(9,624)
Foreign exchange	780
Balance, April 30, 2026	$22,951

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations as at April 30, 2026:

USD
Less than one year	$19,482
Between one and five years	$4,870

(b) As a lessor

The Company sub-let a portion of its office space under a lease agreement for a term of three years, that expired July 31, 2025. The Company entered into a lease extension agreement, whereby the sublease term was extended for additional 2 years, expiring July 31, 2027. The sub-lease is classified as an operating lease because it does not transfer substantially all of the risks and rewards incidental to ownership of the asset.

For the three and six months ended April 30, 2026, the Company recognized a total of $3,703 and $7,364 (2025 - $3,573 and $7,134) as rental income which has been recorded as a reduction to general and administrative expenses on the condensed interim consolidated statement of operations and comprehensive loss.

The following represents a maturity analysis of the Company's lease payments to be received after April 30, 2026:

USD
Less than one year	$14,908
Between one and five years	$3,727

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

 10. Convertible debentures

The Company issues three types of convertible debentures: USD denominated convertible debentures with an equity component, Canadian dollar ("CAD") denominated convertible debentures with an embedded derivative due to variable consideration payable upon conversion caused by foreign exchange, and USD denominated convertible debentures with an embedded derivative caused by variable conversion prices.

All loan principal amounts and conversion prices are expressed in original currency and all remaining dollar amounts are expressed in USD.

(a) Current period information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at April 30, 2026:

*Denominated in CAD	USD (equity component)	CAD (embedded derivative)		USD (embedded derivative)	Total
Loan principal outstanding	$1,917,226	$2,082,137	*	$400,000
Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%		2% - 4%
Effective annual interest rate	24%	23% - 24%		24% - 172%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10	*	(i) - (ii)
Remaining life (in months)	1 - 6	0 - 6		0 - 10

Unaudited Condensed Interim Consolidated Statement of Financial Position
Carrying value of loan principal	$1,917,226	$1,481,380		$197,633	$3,596,239
Interest payable	337,639	658,209		38,432	1,034,280
Convertible debentures	$2,254,865	$2,139,589		$236,065	$4,630,519
Derivative liabilities	$-	$271,817		$217,281	$489,098
Equity component of convertible debentures	$757,729	$-		$-	$757,729

For the six months ended April 30, 2026
	USD (equity component)	CAD (embedded derivative)		USD (embedded derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$2,818	$58,059		$116,528	$177,405
Interest expense	$213,545	$175,653		$9,502	$398,700
Loss (gain) on revaluation of derivative liabilities	$-	$(144,778)		$81,081	$(63,697)
Loss (gain) on conversion of convertible debentures	$-	$-		$14,546	$14,546
Loss (gain) on repayment of convertible debentures	$-	$2,087		$(4,436)	$(2,349)
Loss (gain) on extinguishment of convertible debentures	$(2,818)	$161,857		$54,421	$213,460

Unaudited Condensed Interim Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$-	*	$133,749
Amount of interest converted to common shares	$-	$-	*	$4,146
Amount of repayment premiums converted to common shares	$-	$-	*	$29,980
Number of common shares issued on conversion of convertible debentures	-	-		10,392,048	10,392,048

Unaudited Condensed Interim Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$82,120		$227,500	$309,620
Amount of interest repaid in cash	$2,349	$25,274		$2,988	$30,611

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

10. Convertible debentures (continued)

(a) Current period information presented in the unaudited condensed interim consolidated financial statements

For the three months ended April 30, 2026:
	USD (equity component)	CAD (embedded derivative)	USD (embedded derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$1,450	$28,009	$60,514	$89,973
Interest expense	$111,370	$98,499	$4,756	$214,625
Loss (gain) on revaluation of derivative liabilities	$-	$(2,497)	$81,231	$78,734
Loss (gain) on conversion of convertible debentures	$-	$-	$14,546	$14,546
Loss (gain) on repayment of convertible debentures	$-	$2,130	$(9,509)	$(7,379)
Loss (gain) on extinguishment of convertible debentures	$-	$90,086	$29,451	$119,537

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at October 31, 2025:
*Denominated in CAD	USD (equity component)	CAD (embedded derivative)		USD (embedded derivative)	Total
Loan principal outstanding	$1,717,541	$2,158,314	*	$488,750
Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%		2% - 4%
Effective annual interest rate	24%	23% - 24%		24% - 176%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10		(i) - (ii)
Remaining life (in months)	0 - 4	0 - 6		0 - 12
Unaudited Condensed Interim Consolidated Statement of Financial Position
Carrying value of loan principal	1,717,541	$1,494,980		$185,858	$3,398,379
Interest payable	326,127	533,990		36,063	896,180
Convertible debentures	2,043,668	$2,028,970		$221,921	$4,294,559
Derivative liabilities	-	$191,039		$230,370	$421,409
Equity component of convertible debentures	1,898,142	$-		$-	$1,898,142

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

For the six months ended April 30, 2025:
*Denominated in CAD	USD (equity component)	CAD (embedded derivative)		USD (embedded derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$2,818	$80,869		$57,493	$141,180
Interest expense	$174,791	$129,911		$4,919	$309,621
Loss (gain) on revaluation of derivative liabilities	$-	$(511,853)		$(14,596)	$(526,449)
Loss (gain) on repayment of convertible debentures	$-	$(9,522)		$(2,922)	$(12,444)
Loss (gain) on extinguishment of convertible debentures	$(2,818)	$92,201		$24,973	$114,356
Unaudited Condensed Interim Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$66,000	*	$103,275
Amount of interest converted to common shares	$44,106	$84,000	*	$2,025
Number of common shares issued on conversion of convertible
debentures	1,600,588	3,000,000		3,073,940	7,674,528
Unaudited Condensed Interim Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$16,000	$17,328		$76,350	$109,678
Amount of interest repaid in cash	$5,431	$29,680		$1,350	$36,461

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

10. Convertible debentures (continued)

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements

For the three months ended April 30, 2025:
*Denominated in CAD	USD (equity	CAD (embedded	USD (embedded	Total
	component)	derivative)	derivative)

Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$1,450	$31,406	$34,444	$67,300
Interest expense	$90,615	$67,403	$2,628	$160,646
Loss (gain) on revaluation of derivative liabilities	$-	$(181,970)	$(48,861)	$(230,831)
Loss (gain) on repayment of convertible debentures	$-	$(9,522)	$2,376	$(7,146)
Loss (gain) on extinguishment of convertible debentures	$-	$257,802	$24,973	$282,775

(c) Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined with option pricing models. The underlying assumptions are as follows:

	As at April 30,		As at October 31,
	2026		2025
Volatility factor (based on historical volatility)	173%	- 298%	30% - 129%
Risk free interest rate	2.29%	- 2.54%	2.22% - 2.28%
Expected life of conversion features (in months)	0 - 10		0 - 12
Expected dividend yield	0%		0%
CAD to USD exchange rate (as applicable)	0.7340		0.7134
Call value	$0.00 - $0.01		$0.00 - $0.01

The key unobservable input in these models relates to volatility. Volatility was estimated using the historical volatility of the Company's stock prices for common shares. Changes in these assumptions may affect the fair value estimates of the derivative liabilities.

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

11. Warrant liability

These warrants were issued in connection with private placements. The details of the warrants issued, including the exercise price and expiry date, are disclosed in note 12.

The Company determined that these warrants were exchangeable into a variable number of shares, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss ("FVTPL"). The Company uses the Black-Scholes pricing model to estimate fair value. Expected volatility has been based on an evaluation of the historical volatility of the Company's share price. The risk-free interest rate for the life of the warrants was based on the yield available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrant is based on the contractual term. The values as at the grant date for warrants issued during the six months ended April 30, 2026 are as follows:

January 13, 2026
(Grant Date)
Share price	$0.02 ($0.03 CAD)
Exercise price	$0.04 ($0.06 CAD)
Volatility factor (based on historical volatility)	154%
Risk free interest rate	2.53%
Expected life (in years) of warrant	1.0
Expected dividend yield	0%

As at April 30, 2026, the Company re-valued the warrant liability with the following range of inputs, assumptions and results, respectively:

April 30, 2026
Share price	$0.02 ($0.025 CAD)
Exercise price	$0.04 ($0.05 CAD)
Volatility factor (based on historical volatility)	129% - 161%
Risk free interest rate	2.89%
Expected life (in years) of warrant	0.5 - 2.0
Expected dividend yield	0%

The following summarizes the warrant activity for the six months ended April 30, 2026:

	Number of	Fair value as at	Weighted average
	warrants	$period end	exercise price
Outstanding at October 31, 2025	36,041,331	753,660	$0.04
Issued in a private placement (note 12 (b))	6,555,555	72,222	0.04
Loss (gain) on revaluation of outstanding warrant liabilities	-	(535,836)	-
Outstanding at April 30, 2026	42,596,886	$290,046	$0.04

During the three and six months ended April 30, 2026, the Company allocated share issuance costs totalling $nil and $2,529 (2025 - $nil and $2,086) to the warrants issued, which were included in other finance expenses in the statement of operations and comprehensive loss. See note 12.

12. Share capital

(a) Authorized and outstanding shares

The Company has two classes of shares as follows:

(i) Special redeemable voting preference shares - 2,000,000 authorized, nil issued and outstanding.

(ii) Common shares without par value - an unlimited number authorized. The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

(b) Private placements

On January 13, 2026, the Company completed a non-brokered private placement and issued 6,555,555 units at $0.04 ($0.05 CAD) per unit for gross proceeds of $236,328. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.06) for a period of 1 year following the issue date of the units. The proceeds from issuance were allocated between common shares and warrants based on relative fair value on the date of issuance. The Company has estimated the fair value of these warrants at $72,222 using the Black-Scholes option pricing model. See note 11. All securities issued are subject to a 4 month hold period expiring May 13, 2026. There were no finder's fee paid in connection with the financing. The Company incurred cash share issuance costs totalling $7,962 and allocated $5,703 to the common shares and $2,529 to the warrants issued.

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

13. Warrants

The following summarizes the broker warrants activity for the six months ended April 30, 2026:

	Number of	Grant date	Weighted average
	warrants	fair value	exercise price
Outstanding at October 31, 2025	63,000	$3,209	$0.07
Expired	(63,000)	(3,209)	(0.07)
Outstanding at April 30, 2026	-	$-	$-

14. Stock options

(a) Stock option plan

Under the Company's fixed stock option plan (the "Plan"), the Company could grant up to 27,500,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

(b) Summary of changes

The Company uses the Black-Scholes pricing model to estimate fair value. Expected volatility has been based on an evaluation of the historical volatility of the Company's share price. The risk-free interest rate for the life of the warrants was based on the yield available on government benchmark bonds with a term approximating the remaining term of the options. The life of the option is based on the contractual term. The values as at the grant date for options issued during the six months ended April 30, 2026 are as follows:

December 30, 2025 (Grant Date)
Share price	$0.03 ($0.045 CAD)
Exercise price	$0.04 ($0.05 CAD)
Volatility factor (based on historical volatility)	154%
Risk free interest rate	2.95%
Expected life (in years) of warrant	5.0
Expected dividend yield	0%

The following summarizes the option activity for the six months ended April 30, 2026:

	Number of	Weighted average
	options	exercise price
Outstanding at October 31, 2025	8,750,000	$0.06
Granted	5,900,000	0.04
Expired	(5,750,000)	(0.05)
Outstanding at April 30, 2026	8,900,000	$0.05

(c) Stock options outstanding at April 30, 2026

The Company issued a total of 5,900,000 common share options to directors, officers and employees in December 2025. These stock options have an exercise price of $0.04 ($0.05 CAD) per share. These options are fully vested upon issuance. 4,000,000 of the options issued were to directors and officers of the Company.

				Weighted average
		Options	Options		Remaining
Date of issue	Expiry date	outstanding	exercisable	Exercise price	contractual life
October 8, 2021	October 8, 2026	1,000,000	1,000,000	$0.07	0.4
March 20, 2023	March 20, 2028	2,000,000	2,000,000	0.07	1.9
December 30, 2025	December 30, 2030	5,900,000	5,900,000	0.04	4.7
As at April 30, 2026		8,900,000	8,900,000	$0.05	3.6

During the three and six months ended April 30, 2026, the Company recorded an expense of $nil and $177,914 for the vesting of stock options (2025 - $nil and $nil).

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

15. Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

	Three months ended April 30,		Six months ended April 30,
Numerator	2026	2025	2026	2025
Net loss attributable to common shareholders and used in computation of basic and diluted loss per share	$(357,754)	$(660,470)	$(720,759)	$(223,018)
Denominator
Weighted average number of common shares for computation of basic and diluted loss per share	623,446,337	586,043,957	618,812,548	578,098,151

For the three and six months ended April 30, 2026 and 2025, all convertible debentures, stock options and warrants were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

16. Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

As at April 30, 2026, the Company has non-capital losses of approximately $37.9 million, $33.5 million in Canada and $4.4 million in other foreign jurisdictions, available to reduce future taxable income. Non-capital losses expire commencing in 2026. In addition, the Company has available capital loss carry forwards of approximately $1.2 million to reduce future taxable capital gains. Capital losses carry forward indefinitely.

As at April 30, 2026, and October 31, 2025, the Company assessed that it is not probable that sufficient taxable income will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances recognized in the unaudited condensed interim consolidated statements of financial position for such assets.

17. Operating expenses

(a) General and administration

The components of general and administration expenses are as follows:

	Three months ended April 30,		Six months ended April 30,
	2026	2025	2026	2025
General and administration	$9,150	$46,068	$23,757	$63,363
Investor relations, listing and filing fees	14,495	15,175	22,910	23,377
Telephone	3,058	1,530	7,536	5,573
	$26,703	$62,773	$54,203	$92,313

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	Three months ended April 30,		Six months ended April 30,
	2026	2025	2026	2025
Professional and consulting fees	$30,233	$169,101	$66,073	$198,264
Salaries and benefits	43,815	47,580	89,670	89,763
	$74,048	$216,681	$155,743	$288,027

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

18. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	Six months ended April 30,
	2026	2025
Balance - beginning of period	$4,715,968	$5,423,948
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	272,500	169,000
Repayments of convertible debentures	(309,620)	(109,678)
Non-cash changes:
Accretion expense	177,405	75,314
Accrued interest on convertible debentures	368,089	274,285
Loss (gain) on repayment of convertible debentures	(2,349)	(12,444)
Loss (gain) on conversion of convertible debentures	14,546	-
Loss (gain) on revaluation of derivative liabilities	(63,697)	(301,356)
Loss (gain) on extinguishment of convertible debt	159,039	(171,431)
Convertible debentures converted into common shares	(224,656)	(236,670)
Convertible debentures settled for units	-	(45,311)
Foreign exchange loss	12,392	27,133
Balance - end of period	$5,119,617	$5,092,790

19. Key management compensation and related party transactions The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) are summarized as follows:

	Three months ended April 30,		Six months ended April 30,
	2026	2025	2026	2025
Professional, other fees, and salaries	$24,778	$29,776	$58,013	$55,268
Stock-based compensation	-	-	120,619	-
	$24,778	$29,776	$178,632	$55,268

During the six months ended April 30, 2026, key management were awarded 4,000,000 stock options (note 14)

(b) Trade payables and other liabilities

Included in accounts payable at April 30, 2026 is $4,977 payable to a director (October 31, 2025 - $nil).

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

20. Commitments and contingencies

(a) The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b) The Company has previously reported on the lawsuit filed by Mr. Steven Van Fleet against Micromem, the Company's response to the lawsuit and its counterclaims against Mr. Van Fleet.

On April 29, 2021 the matter was resolved in Micromem's favor when the Court dismissed Mr. Van Fleet's claims and ruled that he was liable to the

Company and to MAST on their counterclaims. On June 16, 2021, the Court ruled that Micromem and MAST had established damages totaling $765,579 representing the full amount that had been requested; furthermore, the Court awarded costs and statutory prejudgment interest from May 9, 2017. On June 29, 2021 the Court entered a judgement in favor of Micromem and MAST for a total amount of $1,051,739.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement. Mr. Van Fleet has made the prescribed monthly payments each month since October 2021.

The Company reports the recovery of this contingent asset as funds are received. During the three and six months ended April 30, 2026, the Company has recorded a recovery of $3,996 and $5,004 received in the period as a reduction of legal expenses (2025 - $2,525 and $3,527).

(c) On November 1, 2023, a former employee filed a statement of claim against the Company relating to employment termination without reasonable notice. The Company filed a statement of defence and counterclaim on November 29, 2023 denying all liability to the former employee. In August 2024, management attended legal discoveries and presented the Company's position. The matter proceeded to non-binding arbitration in October 2024 which ended without reaching to an agreement. The Company considers the claim of the former employee to be largely and likely without merit and therefore, no provision has been recorded in these interim condensed consolidated financial statements.

(d) On March 23, 2023, the Company signed a letter of intent (the "LOI") with companies incorporated in Romania (the "Parties") whereby the Parties intend to collaborate for the development of certain hardware equipment (the "Project"). Under the LOI, the Parties will provide full payment for the hardware equipments and the Company will provide all engineering support and expertise as required. As at April 30, 2026, a formal agreement relating to the Project has not been executed.

As at April 30, 2026, the Company received total advances of $63,000 from the Parties and has paid $126,000 to a third party for the construction of the hardware equipment. During the year ended October 31, 2025, the hardware equipment was produced, and the amounts transferred to inventory. As at October 31, 2025, the Company determined that the net realizable value was $nil, and the full amount of $126,000 was expensed.

(e) On December 3, 2024, the Company entered into an agreement with a third party to conduct research with the intention to develop intellectual property. If the project is successful, the Company will have the right to obtain a license for use of the intellectual property, the terms of which to be negotiated at that time. To date, the Company has paid $47,795 ($67,000 CAD). As at April 30, 2026, the Company is committed to pay an additional $23,541 ($33,000 CAD) on November 6, 2026. The agreement may be terminated with thirty days notice. There can be no assurances that the agreement will lead to successful development of intellectual property as contemplated, or at all.

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

21. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, i.e. total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the six month period ended April 30, 2026.

22. Financial risk management

(a) Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars (CAD). The Company manages currency risk by monitoring the Canadian dollar position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at April 30, 2026, and October 31, 2025, balances that are denominated in CAD are as follows:

	As at	As at
	April 30,	October 31,
	2026	2025
	CAD	CAD
Cash	$33,436	$232,612
Other receivables	$14,756	$20,548
Trade payables and other liabilities	$172,094	$371,095
Convertible debentures	$2,914,971	$2,844,085
Debenture payable	$51,500	$51,500
Derivative liabilities	$370,323	$267,787
Warrant liabilities	$395,158	$1,056,434
Term loan	$66,838	$65,351

A 10% strengthening of the US dollar against the CAD would decrease net loss and comprehensive loss by $288,000 as at April 30, 2026 (October 31, 2025- decrease net loss and comprehensive loss by $314,000). A 10% weakening of the USD against the CAD would have the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures, term loan and debenture payable. The exposure to interest rates on convertible debentures and the debenture payable is limited due to the short-term nature of these instruments. The Company's term loan is at a fixed interest rate. The exposure to interest rates for the Company is considered minimal.

(c) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $28,464 as at April 30, 2026 (October 31, 2025 - $250,148). The Company reduces its credit risk by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors.

The risk for cash is mitigated by holding these balances with with central banks and financial institution counterparties that are highly rated. The Company therefore does not expect any credit losses on its cash.

The risk of credit loss on receivable is substantially mitigated by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors. Management actively monitors the Company's exposure to credit risk under its financial instruments, including with respect to other receivables.

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

22. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. All financial liabilities are due within 1 year as at April 30, 2026.

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	As at	As at
	April 30,	October 31,
	2026	2025
Less than 30 days past billing date	$28,995	$-
Over 30 days past billing date	236,325	264,806
	$265,320	$264,806

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

(iii) Warrant liabilities

	As at April 30,		As at October 31,
	2026		2025
	Convertible		Convertible
	debentures	Debenture payable	debentures	Debenture payable
Less than three months	$2,864,675	$38,190	$2,553,796	$37,119
Three to six months	1,660,117	-	1,644,597	-
Six to twelve months	355,000	-	443,750	-
	$4,879,792	$38,190	$4,642,143	$37,119

The following represents an analysis of the maturity of warrant liabilities:

	As at	As at
	April 30,	October 31,
	2026	2025
Less than one year	$40,735	$-
Between one to five years	249,311	753,660
Greater than five years	-	-
	$290,046	$753,660

(iv) Term loan

The following represents an analysis of the maturity of the term loan:

	As at	As at
	April 30,	October 31,
	2026	2025
Less than one year	$50,537	$-
Between one to five years	-	49,732
Greater than five years	-	-
	$50,537	$49,732

Micromem Technologies Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Expressed in United States dollars, unless otherwise noted)

23. Subsequent events

Subsequent to April 30, 2026:

(a) The Company secured seven (7) private placements with investors consisting of common shares and warrants pursuant to prospectus and registrations set forth in applicable securities law. The Company realized gross proceeds of $235,000 CDN ($166,310 USD) and issued a total of 9,400,000 common shares.

(b) The Company secured $113,125 in convertible debentures with a 12 month term and conversion features which become effective six months after initiation date.

(c) The Company made payments of $135,969 towards convertible debentures.

(d) The Company extended convertible debentures that were within 3 months of maturity date for an additional six (6) months

(e) The Company issued 6,661,628 common shares upon conversion of debentures.